INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

February 27, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the EuroPac International Value Fund, EuroPac International Bond Fund, EuroPac International Dividend Income Fund, EP Asia Small Companies Fund, EP Latin America Fund, EP Gold Fund, and EP China Fund (the “Euro Pacific Funds”)

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 9, 2015 regarding the Registrant’s registration statement filed on Form N-1A with respect to the Euro Pacific Funds, each a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 612 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund (for each of the Euro Pacific Funds)
1.	Footnote 1 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Confirm that this date will be no less than one year from the effective date of the Fund’s registration statement and that the contractual agreement has been filed as an exhibit to the Registration Statement.

Response:  The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date and has updated the disclosure to state “until March 1, 2016.” The Registrant has filed a copy of the expense limitation agreement as an exhibit to the Amendment.

EuroPac International Value Fund

Principal Investment Strategies
2.	The first paragraph has a sentence that states “The Fund will invest primarily in non-U.S. companies.” Clarify/define what is meant by non-U.S. companies.

Response:  The Registrant has revised the disclosure as follows:

“The Fund will invest primarily in non-U.S. companies.  The advisor considers a company to be a non-U.S. company if (1) the company is organized under the laws of a country, or has its principal office in a country, other than the United States; (2)  at the time of investment, the company derived a significant portion of its total revenues during its most recent completed fiscal year from business activities outside of the United States; or (3) the company's equity securities are traded principally on stock exchanges or over-the-counter markets outside of the United States.”

3.	With respect to the Fund’s investments in exchange-traded funds, confirm whether an “Acquired Fund Fees and Expenses” line item is required in the Fees and Expenses table.

Response:  The Registrant confirms that the Fund’s “Acquired Fund Fees and Expenses” are less than one basis point and therefore are not included as a separate line item in the Fees and Expenses table.

Principal Risks of Investing
4.	The “Foreign Investment Risk” disclosure includes information on unsponsored ADRs. If the Fund invests in unsponsored ADRs, disclose this under the Principal Investment Strategy.

Response:  The Registrant has added disclosure regarding unsponsored ADRs to the Principal Investment Strategy section.

5.	“Emerging Market Risk” is included in the risk section but there is no reference to emerging markets investing under the Principal Investment Strategy.

Response:   The Registrant has added reference in the Principal Investment Strategy section to emerging markets investing as follows:

“The Fund may invest in companies in developed and emerging markets.”

6.	“Options Risk” is included in the risk section but there is no reference to options investing under the Principal Investment Strategy. In addition, confirm whether options are included in the 80% investment policy and if so, confirm that they are not valued based on their notional value.

Response:  The Registrant confirms that disclosure regarding options is included in the principal investment strategy.  In addition, the Registration confirms that options may be included in the calculations of the 80% investment policy using the market value of the options and not the notional value.

EuroPac International Bond Fund

Principal Investment Strategies
7.	The first sentence states, “Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income securities of companies located in Europe and the Pacific Rim.” To comply with the Name Rule requirement, this should be changed to reflect “bonds” rather than fixed income securities.

Response:  The Registrant has changed the sentence to reflect that the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in bonds issued by companies located in Europe and the Pacific Rim.

8.	The first paragraph has a sentence that states “The Fund will invest primarily in non-U.S. companies.” Clarify/define what is meant by non-U.S. companies.

Response:  The Registrant has revised the disclosure as follows:

“The Fund will invest primarily in bonds issued by non-U.S. companies.  The advisor considers a company to be a non-U.S. company if (1) the company is organized under the laws of a country, or has its principal office in a country, other than the United States; (2)  at the time of investment, the company derived a significant portion of its total revenues during its most recent completed fiscal year from business activities outside of the United States; or (3) the company's equity securities are traded principally on stock exchanges or over-the-counter markets outside of the United States.  ”

9.	Because the Fund may invest in convertible bonds, confirm whether the Fund will invest in contingent convertible (“CoCo”) bonds and if so, additional risk disclosure is required.

Response:  The Registrant confirms that the Fund will not invest in CoCo bonds.

Principal Risks of Investing
10.	Under the heading entitled, “Interest Rate Risk,” an example of a three-year duration is provided. The principal strategy section states “There is no limit on the maturity of any security held by the Fund. Although the Fund’s advisor expects to maintain an intermediate- to long-term weighted average maturity for the Fund, there are no maturity restrictions on the overall portfolio or on individual securities.” Because of this, the disclosure should provide a longer example.

Response:  The Registrant has revised the language as follows:

Interest Rate Risk.  Generally fixed income securities decrease in value if interest rates rise and increase in value if interest rates fall, with longer-term securities being more sensitive than shorter-term securities.  For example, the price of a security with an eight-year duration would be expected to drop by approximately 8% in response to a 1% increase in interest rates.  Generally, the longer the maturity and duration of a bond or fixed rate loan, the more sensitive it is to this risk.  Falling interest rates also create the potential for a decline in the Fund’s income.  These risks are greater during periods of rising inflation.

EuroPac International Dividend Income Fund

Principal Investment Strategies
11.	The first paragraph has a sentence that states “The Fund will invest primarily in non-U.S. companies.” Clarify/define what is meant by non-U.S. companies.

Response:  The Registrant has revised the disclosure as follows:

“The Fund will invest primarily in non-U.S. companies.  The advisor considers a company to be a non-U.S. company if (1) the company is organized under the laws of a country, or has its principal office in a country, other than the United States; (2)  at the time of investment, the company derived a significant portion of its total revenues during its most recent completed fiscal year from business activities outside of the United States; or (3) the company's equity securities are traded principally on stock exchanges or over-the-counter markets outside of the United States.”

12.	With respect to the Fund’s investments in exchange-traded funds, confirm whether an “Acquired Fund Fees and Expenses” line item is required in the Fees and Expenses table.

Response:  The Registrant confirms that the Fund’s “Acquired Fund Fees and Expenses” are less than one basis point and therefore are not included as a separate line item in the Fees and Expenses table.

Principal Risks of Investing
13.	“Options Risk” is included in the risk section but there is no reference to options investing under the Principal Investment Strategy. In addition, confirm whether options are included in the 80% investment policy and if so, confirm that they are not valued based on their notional value.

Response:  The Registrant confirms that disclosure regarding options is included in the principal investment strategy.  In addition, the Registrant confirms that options may be included in the calculations of the 80% investment policy using the market value of the options and not the notional value.

Performance
14.	Provide the section of the 1940 Act the Predecessor Fund relied on to be exempt from registration.

Response:  The Predecessor Account is exempt from registration pursuant to Section 3(c)(1) of the 1940 Act.

EP Asia Small Companies Fund

Principal Investment Strategies
15.	Confirm that a convertible stock held by the Fund will be included in the 80% investment policy calculation when the convertible stock is 1) in stock form or 2) in bond form only if the convertible stock is in the money.

Response:  The Registrant confirms that a convertible stock held by the Fund will be included in the 80% investment policy calculation when the convertible stock is either in stock form or in bond form only when the convertible stock is in the money.

EuroPac Gold Fund

Principal Investment Strategies
16.	The first paragraph has a sentence that states “The Fund will invest primarily in non-U.S. companies.” Clarify/define what is meant by non-U.S. companies.

Response:  The Registrant has revised the disclosure as follows:

“The Fund will invest primarily in non-U.S. companies.  The sub-advisor considers a company to be a non-U.S. company if (1) the company is organized under the laws of a country, or has its principal office in a country, other than the United States; (2)  at the time of investment, the company derived a significant portion of its total revenues during its most recent completed fiscal year from business activities outside of the United States; or (3) the company's equity securities are traded principally on stock exchanges or over-the-counter markets outside of the United States.”

Principal Risks of Investing
17.	Consider including micro-cap risk along with small-cap and mid-cap risk disclosure.

Response:  The Registrant has added micro-cap risk to the disclosure.

Performance
18.	The Philadelphia Gold & Silver Index is not a broad based index. Another board based index should be included as the benchmark. Review the ICI Release Number 6988 dated April 6, 1993 for information regarding the selection of a broad based benchmark. The Philadelphia Gold & Silver Index can continue to be included as a secondary additional benchmark.

Response:  The Registrant has added the S&P 500 Index as a broad based index for the Fund's benchmark.

EP China Fund

Principal Investment Strategies
19.	In the first paragraph include reference to Hong Kong and Macau when defining special administrative regions.

Response:  The Registrant has added reference of Hong Kong and Macau as follows:

“Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in non-U.S. dollar denominated publicly traded stocks of companies of all capitalizations that are economically tied to China or its special administrative regions (SARs).  China’s SARs, which currently consist of Hong Kong and Macau, are highly autonomous and largely self-governing sub-national entities of China.”

MORE ABOUT THE FUNDS’ INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS
20.	Apply all applicable comments from the summary section to Item 9 of Form N-1A.
Response:  The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

Principal Risks of Investing in the Funds
21.	Consider including “Investing through Stock Connect Risk” to the Summary section (Item 4) for the EP China Fund.

Response:  The Registrant confirms that disclosure regarding investing through Shanghai-Hong Kong Stock Connect is included in the Summary Section for the EP China Fund.

22.	Explain why “Small-Cap or Mid-Cap Company Risk” does not apply to the EP Asia Small Companies Fund.

Response:  The Registrant has added disclosure specific to small companies risk as follows:

“Small Company Risk (with respect to the EP Asia Small Companies Fund). Investments in securities of small capitalization companies may involve greater risks than investing in large capitalization companies because small sized companies generally have limited track records and their shares tend to trade infrequently or in limited volumes.  Additionally, investment in common stocks, particularly small sized company stocks, can be volatile and cause the value of the Fund’s shares to go up and down, sometimes dramatically.”

23.	Explain why “Liquidity Risk” does not apply to the EP China Fund.

Response:  The Registrant has added Liquidity Risk to the Summary Section (Item 4) for the EP China Fund and has revised the Liquidity Risk section under the section “Principal Risks of Investing in the Funds” to include the EP China Fund.

MANAGEMENT OF THE FUND
Investment Advisor and Sub-Advisors
24.	Include the date of the report that provides the discussion regarding the basis for the Board’s approval of the Advisory Agreement for the EuroPac International Dividend Income Fund.

Response:  The Registrant has added the following disclosure:

“…and in the Semi-Annual Report dated April 30, 2014 with respect to the EuroPac International Dividend Income Fund.”

25.	In accordance with Item 5(b) of Form N-1A, add “primarily” before “responsible” for James Nelson. In addition, for the EuroPac International Bond Fund state that Mr. Nelson and Mr. Kleckner are jointly and primarily responsible.

Response:  The Registrant has revised the disclosure as follows:

“James Nelson is primarily responsible for the day-to-day management of the EuroPac International Value Fund and EuroPac International Dividend Income Fund.  Mr. Nelson and Stephen Kleckner, CAIA, are jointly and primarily responsible for the day-to-day management of the EuroPac International Bond Fund.”

Prior Performance for Similar Accounts Managed by the Sub-Advisor – EuroPac Gold Fund
26.	Confirm if there are any other funds (registered or unregistered), or other pooled investment vehicles managed by the Sub-Advisor that have a substantially similar strategy and if so, they should also be included along with the accounts.

Response:  The Registrant confirms that the historical performance by Adrian Day Asset Management does not include any pooled investment vehicles.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)
PRINCIPAL INVESTMENT STRATEGIES, POLICIES AND RISKS
27.	The disclosure in the second paragraph under “Swap Agreements” on Page B-14 appears to be disclosure relating to options and not swap agreements. Confirm the disclosure is correct or revise as necessary.

Response:  The Registrant has removed the disclosure relating to options from the section for swap agreements.

28.	In the disclosure for credit default swaps on page B-15, add disclosure stating that as a buyer of protection on credit default swaps, the Fund will segregate assets equal to the amount of any premium payment obligations including any payments for early terminations.

Response:   The Registrant has added the following disclosure:

“If the Fund is a buyer, the Fund will segregate liquid assets equal to the amount of any accrued premiums or payment obligations including amounts for early terminations.”

INVESTMENT RESTRICTIONS
29.	On page B-33, number 3 of the investment restrictions states that the EuroPac Gold Fund will invest 25% or more of its total assets in gold, gold related securities, other precious metals and other precious metals securities. The concentration policy should refer to only one industry and not several. The reference to the other precious metals and precious metals securities should be deleted.

Response:  The Registrant has removed precious metals and other precious metals securities from this investment restriction for the EuroPac Gold Fund.

MANAGEMENT OF THE FUNDS
Compensation
30.	The aggregate compensation table on page B-36 should include a column for John Zader.

Response:  The aggregate compensation table has been updated to reflect information for John Zader.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust